Exhibit 99.1

Alterity
THERAPEUTICS

Annual Report 2020

An alternate future

Alterity Therapeutics Limited
ACN 080 699 065

Alterity Therapeutics Limited 2020 Annual Report

CONTENTS

Alterity Therapeutics Limited

ACN 080 699 065

Annual report - 30 June 2020

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Alterity Therapeutics Limited 2020 Annual Report

CORPORATE DIRECTORY

Directors	Mr. Geoffrey Kempler, Chairman & CEO Mr. Brian Meltzer, Independent Non-Executive Director
Mr. Peter Marks, Independent Non-Executive Director
Mr. Lawrence Gozlan, Non-Executive Director
Dr. David Sinclair, Non-Executive Director
Mr. Tristan Edwards, Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street, Carlton, Victoria 3053 Australia

+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford Victoria 3067

1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay, Southbank
Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St, Melbourne
Victoria 3000

Website	www.alteritytherapeutics.com

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Alterity Therapeutics Limited 2020 Annual Report

CHAIRMAN’S LETTER

Dear shareholders,

I’m pleased to present the FY20 Annual Report for Alterity Therapeutics. While the world responds and adjusts to the COVID-19 pandemic, we’ve remained highly focussed on preparing our lead compound ATH434 (formerly PBT434) for further clinical development. Neurodegenerative diseases like our lead disease indication Multiple System Atrophy (MSA) continue to devastate the patients inflicted and we remain committed to this patient population in advancing our treatment as quickly as possible whilst balancing the importance of building a strong foundation of data and evidence.

These diseases don’t halt in response to other medical and social crisis like we’re currently seeing, and neither have we. Since announcing our Phase 1 clinical trial in May 2019, we’ve continued to analyse and build on the data and we are in a strong position to move into the next phase of clinical development.

We presented the fully analysed data results in July 2019 adding data from elderly participants to the healthy volunteers already presented. Encouragingly this data supported the strong safety profile and continued to be well tolerated. Systemic exposure to ATH434 was comparable between elderly and healthy volunteers. This information, along with previous results in the Phase 1 study, indicated that clinically tested doses achieve concentrations in the brain that are comparable with those associated with efficacy in animal models of disease. It’s also been encouraging to see the growing interest in ATH434 by the clinical and scientific communities with Alterity presenting data at conferences throughout the year.

The strong safety data and the dire outlook for patients with MSA supported both the US Food and Drug Administration (FDA) and European Commission granting Orphan Drug designation to ATH434. Orphan status is given to biologics that are intended for the safe and effective treatment, diagnosis or prevention of rare diseases/disorders that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug. Orphan Drug designation entitles Alterity to periods of market exclusivity and qualifies us for various development incentives.

We were also pleased to receive guidance from the FDA on the development pathway for ATH434 including the Phase 2 design study. We reached agreement with the FDA on the non-clinical investigations required to support the Phase 2 study and key elements of the study design including the proposed patient population, safety monitoring plan, and strategy for evaluating drug exposure during the study.

Importantly with any commercialisation strategy, but more now than ever with the impact of COVID-19 limiting the availability of clean clinical trial sites, it’s important to have optionality in our strategy. As such we’re pursuing a dual strategy in Europe and the US to ensure we can continue to advance the development program as rapidly as possible in the current environment. There is no doubt that COVID-19 has slowed down clinical programs around the world, and we have not been immune to this impact but remain confident of the path forward.

We also continue to mine our entire library of compounds for future opportunities including the potential for PBT2 to be a compelling antimicrobial agent as one non-neurological option.

Finally, I’d like to thank the Alterity team in San Francisco, USA, and Melbourne, Australia, for their tireless effort and to you our shareholders for remaining on this journey with us.

Yours sincerely,

Mr. Geoffrey Kempler
Chairman & CEO

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Alterity Therapeutics Limited 2020 Annual Report

REVIEW OF OPERATIONS AND ACTIVITIES

This report provides details of activities and progress for Alterity Therapeutics Limited for the year ended 30 June 2020.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. The Company’s lead drug candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to block the accumulation and aggregation of α-synuclein. Alpha-synuclein, when aggregated in the brain, is a pathological hallmark of Parkinsonian conditions and is considered an important biologic target for treating these neurodegenerative diseases.

ATH434 is an oral small molecule drug candidate with potential for treating synucleinopathies such as Parkinson’s disease and Multiple System Atrophy (MSA), a type of parkinsonian disorder which has been selected as the first disease target. MSA is a rare and rapidly progressive neurological disorder affecting adults.

ATH434 has demonstrated pre-clinical evidence as a potential treatment of MSA and produced encouraging results in its Phase 1 clinical program. The company is in the preparatory phase of planning for its Phase 2 clinical trial.

Meeting with US FDA provides development pathway for ATH434

In June 2020, Alterity received guidance from the US Food and Drug Administration (FDA) in relation to the development pathway for ATH434 following the successful completion of its Phase 1 clinical trial. The pre-IND (Investigational New Drug) meeting was to obtain input on the clinical development plan for ATH434, including feedback on the Phase 2 study design.

Alterity reached agreement with the FDA on the non-clinical investigations required to support the Phase 2 study. In addition, the FDA agreed to key aspects of the Company’s Phase 2 study design including the proposed patient population, safety monitoring plan, and strategy for evaluating drug exposure during the study.

As there are currently no approved treatments for MSA and therefore no regulatory precedent regarding accepted efficacy endpoints, the FDA and Alterity will work together to develop an endpoint that is best suited for the MSA patients to be studied. The FDA has also encouraged Alterity to utilise data from a natural history study that Alterity has planned with clinical and neuroimaging experts at Vanderbilt University Medical Center in the US.

This natural history study, referred to as bioMUSE, or biomarkers of Progression in Multiple System Atrophy, will enrol early stage MSA patients and track change in clinical parameters and biomarkers for up to one year. Natural history studies are important for characterising disease progression over time in selected patient populations. Well-conducted, these studies can provide vital information to optimise clinical trial design and inform the selection of biomarkers to evaluate target engagement of drug candidates.

In parallel with the US strategy, Alterity is also pursuing a regulatory pathway in Europe and Australia. Given the uncertainty of study conduct and recruitment in the COVID-19 era, and with the need to target sites that are minimally impacted, it is prudent for the Company to be flexible in identifying and recruiting sites around the world and maintaining optionality. Planning is underway to meet with European authorities.

European Commission approves Orphan Designation for ATH434

The European Commission (EC) granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants. This followed the US FDA granting ATH434 orphan drug status for the treatment of MSA in January 2019.

The approval was based on the recommendation of a positive opinion from the European Medicines Agency’s Committee for Orphan Medicinal Products, which was announced on the 18th of November 2019.

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Alterity Therapeutics Limited 2020 Annual Report

Review of Operations and Activities (Continued)

Completion of Phase 1 Clinical Trial

In July 2019 Alterity announced that it had successfully completed its Phase 1 study of ATH434. The completed trial included data from elderly volunteers receiving repeated doses and demonstrated that the drug was safe and well-tolerated, with an adverse event profile like adult volunteers. As was observed in healthy adult volunteers, no elderly subject experienced a serious adverse event that led to discontinuation of the study drug.

The findings built on the data from healthy volunteers announced in May 2019 at the American Academy of Neurology Annual Meeting.

Systemic exposure to the drug was comparable between elderly and healthy volunteers. This information, along with previous results in the Phase 1 study, indicate that clinically tested doses achieve concentrations in the brain that are comparable with those associated with efficacy in animal models of disease.

The Phase 1 Clinical Trial for ATH434 recruited healthy adult and elderly (≥ 65) volunteers with the primary goals of assessing the safety and tolerability of ATH434 after single and multiple oral dose administration. Secondary goals included evaluating pharmacokinetics in plasma and cerebrospinal fluid that enabled determination of how ATH434 is absorbed and metabolised by the body.

Growing scientific interest for ATH434

In May, data on ATH434 was presented at the American Academy of Neurology virtual meeting. Chief Medical Officer & Senior VP Clinical Development, Dr David Stamler made the virtual presentation as part of the Parkinson’s Disease Interventions and Clinical Trials session.

The presentation was based on an abstract entitled A Phase 1 Study of PBT434, a Novel Small Molecule Inhibitor of a-Synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology.

In September, Dr Stamler presented a poster titled: A First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial of ATH434.

After the reporting period, Alterity announced that new clinical and experimental pharmacology data was selected for presentation at the 2020 International Congress of Parkinson’s Disease and Movement Disorders and the American Neurological Association’s 2020 Annual Meeting. The new data were generated from an experiment testing ATH434 in an animal model of Multiple System Atrophy (MSA) in the laboratory of Dr. Nadia Stefanova, Professor of Translational Neurodegeneration Research at the Medical University of Innsbruck. It independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons and improves motor performance.

The new cardiac safety data to be presented are based on the evaluating electrical activity in the heart as measured by the QT interval. The data reinforces previous safety findings from the Phase 1 clinical study that ATH434 was generally well tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The new data indicate that there is no evidence of cardiac liability at clinically tested doses.

Candidate product discovery and translational biology programs

Important to maintaining a competitive advantage in the biopharmaceutical field is the ability for continuous improvement and innovation in the discovery of novel product candidates. The Alterity research team is making significant progress in evaluating new chemical scaffolds that have potential to intercede in various disease processes.

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Alterity Therapeutics Limited 2020 Annual Report

Review of Operations and Activities (Continued)

Candidate product discovery and translational biology programs (Continued)

Using structure-activity relationship insights that have been developed over years of testing and validation by Alterity scientists, innovative patentable chemical compounds are being generated. These compounds are initially screened for activity in biological systems relevant to candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound to intercede in the pathogenic steps thought to underlie the target disease process, such as protein aggregation and hyperphosphorylation as well as downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program will be tested in relevant animal models of Parkinsonian diseases and other neurodegenerative diseases. In addition to ATH434, the company continues to explore non-neurological options for the zinc ionophore PBT2, including potential use as an antimicrobial agent.

Results of operations

The Group reported a loss for the year of $13,456,800 (2019: $12,337,830). The loss is after fully expensing all research and development costs.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities. Our research and development expenses (including research and development expenses paid to related parties) decreased to $10,098,439 for the year ended 30 June 2020 from $12,983,185 for the year ended 30 June 2019, a decrease of $2,884,746, or 22%. The decrease in research and development expenses in the year ended 30 June 2020 is primarily due to the decreased research and development activities in relation to the Group’s lead product candidate ATH434 following the completion of the Phase I study in FY19.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on 1 July 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

▪	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
▪	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
▪	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the prior period, the Group obtained a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 which enabled the Group to receive the incentive as a refundable cash offset, and recorded $4,951,167 in other income with respect to eligible expenditure under the incentive scheme. The receivable as at 30 June 2019 was subsequently received as cash in the current period. The Group has applied for a Commissioner’s Discretion for the current period year under the same set of facts as the prior period application. Whilst a formal Commissioner’s Discretion has not been received, the Group have been advised by the ATO that it is their preliminary view that they may not be exercising their discretion in accordance with subsection 328-126(6) of the Income Tax Assessment Act 1997. The Group is considering its options, including appealing an unfavourable decision if received, nevertheless the Group has not recognised a receivable and other income of $3,363,433 relating to eligible expenditure for the year ending 30 June 2020.

On 5 December 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations.

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Alterity Therapeutics Limited 2020 Annual Report

Review of Operations and Activities (Continued)

Research and development expenses (Continued)

Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41% and the maximum refund would be capped at $4m (exclusive of expenditure incurred relating to clinical trial activities). As at 30 June 2020, the bill remains under review by the Senate Committee.

Other income

The Group recorded income of $122,729 relating to COVID-19 relief consisting of the eligible cash flow boost grants and state level payroll tax refund and waivers.

Financial position and capital resources

As at 30 June 2020, the Group had cash reserves of $9,196,892 (30 June 2019: $14,399,904). For the years ended 30 June 2020 and 30 June 2019, we incurred an operating loss of $13,456,800 and $12,337,830, respectively, and an operating cash outflow of $9,431,122 and $13,954,818, respectively.

Cash flows

Net cash used in operating activities was $9,431,122 and $13,954,818 during the years ended 30 June 2020 and 30 June 2019, respectively. Our payments to suppliers and employees during the years ended 30 June 2020 and 30 June 2019 were $14,363,974 and $17,325,579, respectively. The steep decrease in net cash used in operating activities for the year ended 30 June 2020 compared to the year ended 30 June 2019 was due to the reduced research and development expenditure relating to the Group’s lead product candidate ATH434 following completion of the Phase 1 clinical trial in July 2019. During the years ended 30 June 2020 and 30 June 2019, our payments to suppliers and employees was partially offset by interest income of $19,162 and $119,089 respectively.

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Alterity Therapeutics Limited 2020 Annual Report

Risks Related to Our Financial Condition

We have a history of significant operating losses since we began operations, we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have not sufficiently advanced the development of any of our product candidates, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of $13,456,800, $12,337,830 and $8,265,737 during the fiscal years ended June 30, 2020, 2019 and 2018 respectively. As of 30 June 2020, our accumulated deficit was $154,419,061. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes ATH434 for Parkinsonian diseases, prospectively PBT2 for alternative indications and the development of other compounds.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

▪	the continued progress of our research and development programs;
▪	the timing, scope, results and costs of nonclinical studies and clinical trials;
▪	the cost, timing and outcome of regulatory submissions and approvals;
▪	determinations as to the commercial potential of our product candidates;
▪	our ability to successfully expand our contract manufacturing services;
▪	our ability to establish and maintain collaborative arrangements; and
▪	the status and timing of competitive developments.

If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

We will need substantial additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

We have raised US$2,886,865 from the sale of our ordinary shares pursuant to our at-the-market offering facility in the year ended June 30, 2020. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances.

We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares are lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or significantly scale back operations, and our results, financial condition and stock price would be adversely affected.

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Alterity Therapeutics Limited 2020 Annual Report

Risks Related to Our Financial Condition (Continued)

The Company expects that the COVID-19 pandemic will have general economic consequences that will have an effect on the Company

The response of the governments’ imposing a lock down, the high unemployment, certain industries being especially hard hit, and the public response as the economy opens up will undoubtedly have wide reaching effects on the economy. It is possible that the ultimate effect could be a recession or even greater economic dislocation. A reduced economy may result in a limitation on companies such as ours in raising capital when necessary, in the amounts of capital needed and available, and the terms that are offered that will be acceptable to the Company. Also, there may be a decline in the overall value of the securities market that could reduce the value of the Company or limit the ability of our investors to sell their ordinary shares. Investors should consider general economic trends and issues resulting or may result from the pandemic when they decide to transact in our securities.

Risks related to our business

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat neurodegenerative diseases. We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic. The Company has been affected in a number of ways, such as the way in which it operates is headquarters operations, it deals with its scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. To date, since we are mostly focused on the activities related to research and development we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase, and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that will disrupt the progress of our business plans for the Company and our individual subsidiaries.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials. (Continued)

Most educational institutions and many laboratories curtailed or limited access to their facilities in the first half of the 2020 year and are still working out how they will operate going forward; we are expecting that going forward there will be strict limitations on access to these institutions and facilities for our researchers and research partners. Overall, changes in the way our development activities can be conducted will result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. As a consequence, we anticipate our costs will increase. In many respects, there is great uncertainty in the general effects resulting from the governmental and private response to the pandemic, and only the passage of time will reveal its full effects.

We are faced with uncertainties related to our research

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use. Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

Clinical trials are expensive and time consuming, and their outcome is uncertain

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive non-clinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from such non-clinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate adequate safety or sufficient effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

We expect to commence new clinical trials from time to time as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

▪	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
▪	delays due to the measures for COVID-19 pandemic containment and conduct of business;
▪	slower than expected patient enrollment;
▪	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
▪	unforeseen safety issues; or
▪	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition, and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials

We rely on research institutions to conduct our clinical trials. Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of our product candidates or develop other pharmaceutical products

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of our current product candidates or any future product candidates will be completed or commercialised, whether funded by us, as part of a collaboration or through a grant.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

We may need to prioritise the development of our most promising candidates at the expense of the development of other products

We may need to prioritise the allocation of development resources and/or funds towards what we believe to be our most promising candidate product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritisation of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities, and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations

Our current or future candidate products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

▪	the receipt and timing of regulatory approvals for the uses that we are studying;
▪	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and
▪	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

We have limited large-scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialised any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies due to the COVID-19 pandemic or other causes, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenue:

▪	Contract manufacturers can encounter difficulties in achieving the scale-up, optimization, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.
▪	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.
▪	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialise our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital.

In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our candidate products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a candidate product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our business (Continued)

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorised access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a materially adverse effect on our business.

Risks related to our government regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialise our pharmaceutical products

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA. These processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, insufficient efficacy, clinical side effects or patient risk profiles, or medical contraindications.

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our government regulation (Continued)

If we do not obtain the necessary governmental approvals, we will be unable to commercialise our pharmaceutical products (Continued)

Even if regulatory authorities approve any of our product candidates, the manufacture, labelling, storage, recordkeeping, reporting, distribution, advertising, promotion, marketing, sale, import and export of these drugs will be subject to strict and ongoing regulation. If we, our partners, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may suspend any ongoing clinical trials; issue warning letters or untitled letters; suspend or withdraw regulatory approval; refuse to approve pending applications or supplements to applications; suspend or impose restrictions on operations; seize or detain products, prohibit the export or import of products, or require us to initiate a product recall; seek other monetary or injunctive remedies; or impose civil or criminal penalties.

We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a candidate product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Parkinsonian disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialise our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Even if approved, any product candidates that we or our subsidiaries may develop, and market may be later withdrawn from the market or subject to promotional limitations

We may not be able to obtain the labelling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labelling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labelling changes may limit the marketability of such products if approved.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our government regulation (Continued)

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Legislative and regulatory proposals impacting upon the healthcare system are submitted regularly and the existing framework in force in various jurisdictions may not apply in the short to long term.

We still cannot fully predict the impact of the ACA on our company as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed, and the Centres for Medicare & Medicaid Services has publicly announced that it is analysing the ACA regulations and policies that have been issued to determine if changes should be made. In addition, although the U.S. Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain sections of the ACA and some members of Congress are still working to repeal the ACA. These challenges add to the uncertainty of the changes enacted as part of the ACA. In addition, the current legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.

If we fail to comply with our reporting and payment obligations under the Medicaid program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Pricing and rebate calculations vary among products and programs. The calculations are complex and will often be subject to interpretation by us, governmental or regulatory agencies and the courts. If we become aware that our reporting of pricing data for a prior quarter was incorrect, we will be obligated to resubmit the corrected data. For the Medicaid drug rebate program, corrected data must be submitted for a period not to exceed twelve quarters from the quarter in which the data originally were due. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid drug rebate program and other governmental pricing programs.

We may be liable for errors associated with our submission of pricing data. If we are found to have knowingly submitted false pricing data to the Medicaid program, we may be liable for civil monetary penalties in the amount of up to $100,000 per item of false information. Our failure to submit pricing data to the Medicaid program on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the information is late. Such failure also could be grounds to terminate our Medicaid drug rebate agreement, which is the agreement under which we might participate in the Medicaid drug rebate program. In the event that our rebate agreement is terminated, federal payments may not be available under Medicaid for our covered outpatient drugs. We cannot assure you that our submissions will not be found to be incomplete or incorrect.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our government regulation (Continued)

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business (Continued)

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialise our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that impact we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and several results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions such as the U.K. Bribery Act generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks related to intellectual property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies

Any future success will depend in large part on whether we can:

▪	obtain and maintain patents to protect our own product candidates and technologies;
▪	obtain orphan designation for our product candidates and technologies;
▪	obtain licenses to the patented technologies of third parties;
▪	operate without infringing on the proprietary rights of third parties; and
▪	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to intellectual property (Continued)

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies (Continued)

The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to intellectual property (Continued)

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

▪	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
▪	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
▪	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
▪	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
▪	It is possible that our pending patent applications will not lead to issued patents.
▪	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
▪	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
▪	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
▪	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to intellectual property (Continued)

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates (Continued)

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or wilfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorised disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks related to our securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years ended 30 June 2020 and subsequently until 11 August 2020, the market price for our ordinary shares on the ASX has ranged from as low as A$0.012 to a high of A$0.165 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.36 to a high of U.S.$3.743. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our securities (Continued)

Our stock price may be volatile and the U.S. trading market for our ADSs is limited (Continued)

We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

▪	the results of pre-clinical testing and clinical trials by us and our competitors;
▪	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
▪	announcements of technological innovations or new commercial products by us and our competitors;
▪	determinations regarding our patent applications, patents and those of others;
▪	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;
▪	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;
▪	litigation;
▪	economic and other external factors; and
▪	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

Ownership interest in our company may be diluted as a result of additional financings

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. Since July 1, 2018 and to date, we sold U.S.$5,124,764 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 424,889,350 ordinary shares under this facility and raised a total of A$54.1million (U.S.$47.7 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX. Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our securities (Continued)

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended 30 June 2020 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

We do not anticipate paying dividends on our ordinary shares

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of our ordinary shares

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally remained stable against the U.S. dollar. If the Australian dollar weakens against the U.S. dollar, this may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market

Our ordinary shares are quoted on the ASX and our ADSs trade on the NASDAQ Capital Market. To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per ADS of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million. On February 7, 2020, we received notification from the Listing Qualifications Department of NASDAQ advising the company that it is was non-compliant with NASDAQ’s requirement that listed securities maintain a minimum bid price of $US1.00 per share on NASDAQ as outlined in the NASDAQ Listing Rules. The NASDAQ notification had no effect on the listing of the Company’s ADSs and the ADSs continued to trade uninterrupted on NASDAQ. In the event we did not regain compliance within the prescribed period and the NASDAQ staff would have concluded that we were not able to cure the deficiency, our ADSs could have been subject to delisting by NASDAQ. On July 15, 2020, NASDAQ notified us that we have regained compliance with the minimum bid price requirement of Listing Rule 5550(a)(2). If our closing bid price per ADS will fall under $1.00 again and remain below $1.00 for 30 consecutive trading days, we may receive another notice of noncompliance and should be provided at least 180 days to regain compliance.

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Alterity Therapeutics Limited 2020 Annual Report

Risks related to our securities (Continued)

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market (Continued)

We could fail to meet this, or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ADSs from NASDAQ. If we are delisted from NASDAQ, trading in our ADSs may be conducted on a market (in the United States) where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Risks related to our compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

Risks Related to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors

We are incorporated in Australia. At least half of our executive officers and directors are non-residents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules, with regard to, among other things, the composition of the board of directors and its committees, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may choose to follow Australian law instead of The NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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Risks Related to Our Location in Australia (Continued)

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance (Continued)

As of the date of this report, we have elected to follow home country practices instead of the following NASDAQ requirements:

▪	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as comply Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.
▪	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))
▪	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)
▪	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)
▪	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)
▪	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors

As of the date of this annual report, a majority of our directors did not satisfy the standards for independence as specified by the SEC and the listing standards of The Nasdaq Stock Market pursuant to which we evaluate director independence. If our Board of Directors is not made up of a majority of independent directors, there may be a lower level of oversight on executive management, and our Board of Directors may be influenced by the concerns, issues or objectives of management, including compensation and governance issues, to a greater extent than would occur with a majority of independent directors. As a result, the composition of our Board of Directors may afford less protection to our shareholders than if our Board of Directors were composed of a majority of independent directors.

A lack of independent directors may also make it difficult to create board committees meeting the requirements of our board committee charters and the NASDAQ Rules pursuant to which we evaluate director independence. Historically, we have strived to have an audit committee comprised of at least three independent directors and other board committees comprised solely of independent directors. Currently, our audit committee has only two members, both of whom are independent under the NASDAQ Rules and applicable SEC requirements. Due to the lack of independent directors, it may be difficult to establish effective operating board committees comprised of independent members to oversee committee functions. This structure gives our executive officers additional control over certain corporate governance issues, including compensation matters and audit issues for internal control and reporting purposes, with more limited oversight of our executive officers’ decisions and activities.

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Alterity Therapeutics Limited 2020 Annual Report

Risks Related to Our Location in Australia (Continued)

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares

We are incorporated in Australia and are subject to the takeover’s laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares

This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B - Additional Information - Memorandum and Articles of Association” as well as our Constitution.

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Alterity Therapeutics Limited 2020 Annual Report

Intellectual property developments

Since 30 June 2019 Alterity Therapeutics has continued to advance its patents portfolio.

The Company’s previously reported March 2019 provisional patent application, that exemplifies in excess of 180 novel compounds matured on 13 March 2020 to a PCT application and also to a United States complete application. On 18 June 2020 Alterity Therapeutics filed another application for a patent that claims another 60 compounds novel compounds. Alterity Therapeutics is confident of securing both composition of matter and methods of treating diseases claims in both these patents.

In the past 12 months Alterity Therapeutics has advanced those of its patent families that are pending registration and continues to maintain those of its patent families that comprise mostly of granted patents, as described below.

Patent Status Update

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline metal protein attenuating compounds (MPAC) class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3, 2003	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
“Neurologically- Active Compounds” Filed: April 1, 2005	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention claims the use of MPAC compounds for the treatment of Age-related Macular Degeneration.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
Quinazolinone compounds” Filed: 24 December 2008	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease. Particularly new 2,3 disubstituted F4 compounds.
“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016	A PCT patent application has entered National Phase and awaits examination.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

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Patent Status Update (continued)

Patent	Status	Invention
“Compounds for Methods of Treating Diseases” Filed 13 March 2020	A PCT application has been filed.	This invention is directed to 180 novel compounds and for the treatment of neurodegenerative diseases.
“Compounds for Methods of Treating Diseases” Filed 18 June 2020	An Australian provisional application has been refiled.	This invention is directed to 80 novel compounds and for the treatment of neurodegenerative diseases.

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Alterity Therapeutics Limited 2020 Annual Report

DIRECTORS’ REPORT

Your directors present their report on the consolidated entity consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the year ended 30 June 2020. Throughout the report, the consolidated entity is also referred to as the group.

Directors and company secretary

The following persons held office as directors and company secretary of Alterity Therapeutics Limited during the financial year:

Mr. Geoffrey Kempler, Chairman & CEO

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

Dr. David Sinclair, Non-Executive Director

Mr. Tristan Edwards, Non-Executive Director

Mr. Phillip Hains, Company Secretary

Principal activities

The Group’s principal activities during the course of the year were to commercialise research into Parkinsonian movement and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Dividends

No dividends have been paid during the financial year (2019: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2019: nil).

Review and results of operations

The consolidated net loss of the group after providing for income tax amounted to $13,456,800 (2019: $12,337,830). For further details, refer to the Review of operations and activities set out on pages 5 to 8.

Share options granted to directors and key management personnel

During and at the end of the financial year, no share options were granted by Alterity Therapeutics Limited to the directors or other key management personnel of the Group (2019: 1,250,000). Refer to events since the end of the financial year on page 31 for incentive options granted to the Directors of the group.

Loss per share

Basic and diluted loss per share for the year 2020 was 1.50 cents (2019: 2:00 cents).

Corporate structure

Alterity Therapeutics Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Alterity Therapeutics Limited has 2 wholly owned subsidiaries:

▪	Alterity Therapeutics Inc., a company limited by shares that was incorporated in and is domiciled in the United States; and
▪	Alterity Therapeutics UK Limited, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

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Directors’ Report (Continued)

Employees

The Group had 12 employees (excluding Directors) at 30 June 2020 (30 June 2019: 14 employees).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the group during the year.

Events since the end of the financial year

As announced on 2 July 2020, the Group issued 47,646,000 shares at $0.0328 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

In accordance to a resolution of shareholders approved at the General Meeting held on 3 September 2020, the incentive options with an exercise price of two times the closing price of the Company’s ordinary shares on ASX on the last ASX business day immediately before the day the options are issued, expiring 5 years after the issue date will be issued to the Directors of the Company, as follows:

Geoffrey Kempler	14,000,000
Tristan Edwards	7,000,000
Lawrence Gozlan	7,000,000
Peter Marks	7,000,000
Brian Meltzer	7,000,000
David Sinclair	7,000,000

No other matters or circumstances, other than those disclosed in note 16 of the consolidated financial statements, have arisen since 30 June 2020 that have significantly affected the group’s operations, results or state of affairs, or may do so in future years.

Likely developments and expected results of operations

The likely developments in the Group’s operations, to the extent that such matters can be commented upon, are covered in the Review of operations and activities on pages 5 to 8 of this report.

Environmental regulation

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group’s scientific research activities are in full compliance with all prescribed environmental regulations.

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Directors’ Report (Continued)

Information on directors

The names and particulars of Directors of the Group in office as at the date of this report:

Mr. Geoffrey Kempler Chairman & CEO
Appointed to the Board	11 November 1997
Last elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience and expertise	Mr. Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of the Group. Mr. Kempler is a qualified psychologist. Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Other current directorships	Opthea Limited (appointed 30 November 2015)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	18,011,000
	Options over ordinary shares	5,000,000

Mr. Brian Meltzer Independent Non-Executive Director
Appointed to the Board	9 December 1999
Last elected by shareholders	17 November 2016
Qualifications	B. Com., M Ec.
Experience and expertise	Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr. Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund. Mr. Meltzer is also a Director of the Australia-Israel Chamber of Commerce, Chairman of Independence Australia and Chairman of a privately owned corporate health and wellness business.
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Chairman of the Audit Committee and member of the Remuneration Committee.
Interests in shares and options	Ordinary shares	326,666
	Options over ordinary shares	1,250,000

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Directors’ Report (Continued)

Information on directors (Continued)

Mr. Lawrence Gozlan Non-Executive Director
Appointed to the Board	8 August 2011
Last elected by shareholders	17 November 2017
Qualifications	B.Sc. (Hons)
Experience and expertise	Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX listed drug development company and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.
Other current directorships	Opthea Limited (Appointed 24 July 2020)
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	1,250,000

Dr. David Sinclair Non-Executive Director
Appointed to the Board	8 April 2019
Last elected by shareholders	5 April 2019
Qualifications	Ph.D., AO
Experience and expertise	Dr. Sinclair is the co-founder and chairman of Life Biosciences LLC. He is also a tenured professor in the Department of Genetics at Harvard Medical School, a co-director of the Paul F. Glenn Center for the Biology of Aging Research, and serves on the non-profit boards of the American Federation for Aging Research and the Sanford Lorraine Cross Award. Dr. Sinclair is regarded as one of the world’s leading researchers on aging and age-associated diseases, with key contributions to understanding why we age and how to slow and even reverse the process. He has co-founded multiple biotechnology and genomics companies working on aging, neurological, metabolic, infectious and rare diseases. He has received more than 35 awards for his medical research, innovation, and teaching. In 2014, he was named in TIME Magazine’s “100 Most Influential People in the World” and in 2018 was named in TIME Magazine’s “50 Most Influential People in Health Care”. In 2018 Dr Sinclair was appointed an Officer of the Order of Australia for “distinguished service to medical research into the biology of aging and lifespan extension, as a geneticist and academic, to biosecurity initiatives, and as an advocate for the study of science”.
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	Nil

Dr. David Sinclair is a director of Life Biosciences LLC, a privately held company which is a substantial shareholder of the Company.

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Directors’ Report (Continued)

Information on directors (Continued)

Mr. Peter Marks Independent Non-Executive Director
Appointed to the Board	29 July 2005
Last elected by shareholders	17 November 2017
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience and expertise	For the period 21 November, 2006 to 20 October, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Consultant at Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks was until 31 March 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial wastewater technology business. Mr. Marks is also a non-executive director of Terragenic International Ltd, (renamed Electriq~Global Ltd) an unlisted public company developing a novel hydrogen fuel system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies and a Director of Noxopharm subsidiary, Nyrada Inc, which is developing several pre-clinical non-oncology projects, and which was listed on ASX in January 2020. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.
Other current directorships	Noxopharm Ltd (appointed March 2016) Nyrada Inc (appointed March 2018) Elsight Ltd (appointed January 2020)
Former directorships in last 3 years	Armadale Capital Plc Fluence Corporation Ltd
Committees	Member of the Audit Committee and Chairman of the Remuneration Committee
Interests in shares and options	Ordinary shares	43,111
	Options over ordinary shares	1,250,000

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Directors’ Report (Continued)

Information on directors (Continued)

Mr. Tristan Edwards Non-Executive Director
Appointed to the Board	8 April 2019
Last elected by shareholders	5 April 2019
Qualifications	BCom
Experience and expertise	Mr. Edwards is the co-founder and President of Life Biosciences LLC. Tristan has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organizations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career as an analyst with the Australian Commonwealth Department of Finance. Tristan has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.
Other current directorships	Nil
Former directorships in last 3 years	Nil
Committees	Nil
Interests in shares and options	Ordinary shares	Nil
	Options over ordinary shares	Nil

Mr. Tristan Edwards is a director of Life Biosciences LLC, a privately held company which is a substantial shareholder of the Company.

Company secretary

Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 25 years’ experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report

The information provided under sections (a) to (f) includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The following persons were Directors of the Group during the financial year:

Name	Position
Mr. Geoffrey Kempler	Chairman & CEO
Mr. Brian Meltzer	Independent Non-Executive Director
Mr. Peter Marks	Independent Non-Executive Director
Mr. Lawrence Gozlan	Non-Executive Director
Dr. David Sinclair	Non-Executive Director
Mr. Tristan Edwards	Non-Executive Director

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Ms. Kathryn Andrews	Chief Financial Officer
Dr. David Stamler	Chief Medical Officer and Senior Vice President Clinical Development

Mr. Kempler, Ms. Andrews and Dr Stamler were the only executives of the Group during the financial year ended 30 June 2020.

Other key management personnel

The remuneration report is set out under the following main headings:

a)	Principles used to determine the nature and amount of remuneration
b)	Details of remuneration
c)	Share-based compensation
d)	Key management personnel disclosure
e)	Employment contracts of Directors and other key management personnel
f)	Additional information

a)	Principles used to determine the nature and amount of remuneration

Remuneration policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market- competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount of $1.25m approved by Shareholders at the 2004 annual general meeting and at a level that is consistent with industry standards.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

a)	Principles used to determine the nature and amount of remuneration (Continued)

Non-Executive Directors receive a board fee and fees for chairing or participating on board committees, see table below for the annual fee. They do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable, and the fees are inclusive of superannuation, if applicable.

	2020	2019
	$	$
Base fees
Board - member	45,000	45,000
Additional fees
Audit committee - chair	20,000	20,000
Audit committee - member	15,000	15,000
Remuneration committee - chair	15,000	15,000
Remuneration committee - member	10,000	10,000

Remuneration policy versus group financial performance

The Group’s remuneration policy is not entirely based on both the Group’s performance, rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2020:

	2020	2019	2018	2017	2016
	$	$	$	$	$
Interest income	17,117	108,538	201,174	132,396	142,657
Total comprehensive loss for the year	(13,456,800)	(12,337,830)	(8,265,737)	(7,542,076)	(7,729,551)

No dividends have been paid for the five years to 30 June 2020.

	2020	2019	2018	2017	2016
	$	$	$	$	$
ASX share price at start of the year	0.03	0.04	0.05	0.10	0.15
ASX share price at start of the year	0.02	0.03	0.04	0.05	0.10
Basic and diluted loss per share (cents)	(1.50)	(2.00)	(1.58)	(1.41)	(1.45)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group’s performance over the past 5 years.

Performance based remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance-based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

a)	Principles used to determine the nature and amount of remuneration (Continued)

The Group uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

▪	successful contract negotiations;
▪	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or
▪	achievement of research project milestones within scheduled time and/or budget

For details of performance-based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 44.

b)	Details of remuneration

Details of remuneration for the current year

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2020 was as follows:

	Cash salary and fees	Non- monetary benefits	Super- annuation contribution	Long service leave	Equity	Total
	$	$	$	$	$	$
Directors Mr. Geoffrey Kempler(1)	412,544	-	21,003	12,462	-	446,009
Mr. Brian Meltzer	73,059	-	6,941	-	-	80,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan	60,000	-	-	-	-	60,000
Dr. David Sinclair	45,000	-	-	-	-	45,000
Mr. Tristan Edwards	45,000	-	-	-	-	45,000
	695,603	-	27,944	12,462	-	736,009
Other key management personal
Ms. Kathryn Andrews(1)	228,788	-	21,003	8,066	-	257,857
Dr. David Stamler(1)	625,470	-	-	-	-	625,470
	854,258	-	21,003	8,066	-	883,327
Total	1,549,861	-	48,947	20,528	-	1,619,336

(1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Kathryn Andrews and David Stamler.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

b)	Details of remuneration (Continued)

Details of remuneration for the prior year

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2019 was as follows:

	Cash salary and fees	Non- monetary benefits	Super- annuation contribution	Long service leave	Equity	Total
	$	$	$	$	$	$
Directors Mr. Geoffrey Kempler(1)	395,728	-	20,531	7,794	-	424,053
Mr. Brian Meltzer	80,000	-	-	-	-	80,000
Dr. George Mihaly(2)	66,667	-	-	-	-	66,667
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan(3)	580,000	-	-	-	-	580,000
Dr. Ira Shoulson(2)	58,314	-	-	-	20,443	78,757
Dr. David Sinclair(2)	10,750	-	-	-	-	10,750
Mr. Tristan Edwards(2)	10,750	-	-	-	-	10,750
	1,262,209	-	20,531	7,794	20,443	1,310,977
Other key management personal
Ms. Kathryn Andrews(1)	236,665	-	20,531	15,222	-	272,418
Dr. David Stamler(1)	547,622	-	-	-	-	547,622
	784,287	-	20,531	15,222	-	820,040
Total	2,046,496	-	41,062	23,016	20,443	2,131,017

1)	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Kathryn Andrews and David Stamler.

2)	The remuneration for Dr. George Mihaly and Dr. Ira Shoulson covered the period from 1 July 2018 to 8 April 2019, being the last day of being the Company’s directors. The remuneration for Dr. David Sinclair and Mr. Tristan Edwards covered the period from 8 April 2019, being the date of their appointment as directors of the Company, to 30 June 2019.

3)	Includes fees paid to an associated entity of Mr. Lawrence Gozlan in the amount of $520,000 for corporate advisory services included seeking and advancing opportunities to expand the company’s product pipeline and other sources of funding to commence and continue the company’s clinical trials.

Performance income as a proportion of total remuneration

All executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore, there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

b)	Details of remuneration (Continued)

Performance income as a proportion of total remuneration (Continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk - LTI
	2020%	2019%	2020%	2019%
Directors Mr. Geoffrey Kempler	100	100	-	-
Mr. Brian Meltzer	100	100	-	-
Dr. George Mihaly*	-	100	-	-
Mr. Peter Marks	100	100	-	-
Mr. Lawrence Gozlan	100	100	-	-
Dr. Ira Shoulson*	-	100	-	-
Dr. David Sinclair	100	100	-	-
Mr. Tristan Edwards	100	100	-	-
Other key management personnel of the group
Ms. Kathryn Andrews	100	100	-	-
Dr. David Stamler	100	100	-	-

(*)	Information for Dr. George Mihaly and Dr. Ira Shoulson covered the period from 1 July 2018 to 8 April 2019, being the last day of being the Company’s directors.

At-risk long-term incentive (LTI) relates to remuneration provided in the form of share-based payments. There are no short-term incentives considered to be at risk in the current or prior year.

c)	Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s United States presence, a United States plan, and an Australian plan were developed. At 30 June 2020, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 11 employees and 5 consultants under the Australian Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
7-Jun-17	7-Jun-18	6-Jun-22	$0.07	Yes	$0.03
18-Dec-17	18-Dec-17	14-Dec-22	$0.11	Yes	$0.05
2-Nov-18	2-Nov-18	14-Dec-22	$0.11	Yes	$0.02

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

c)	Share-based compensation (Continued)

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

There were no options over ordinary shares provided as remuneration to any of the Directors and Key Management Personnel of the Group during the current financial year (2019: 1,250,000 options).

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Alterity Therapeutics Limited during the current or previous financial year.

d)	Key management personnel disclosure

Options and right holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of the Group, including their personally related parties, are set out below:

Options and right holdings	Balance at the start of the year	Granted as compensation	Options exercised*	Other movements	Balance at the end of the year	Vested and exercisable	Unvested
30 June 2020	No.	No.	No.	No.	No.	No.	No.
Directors Mr. Geoffrey Kempler	5,000,000	-	-	-	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	1,250,000	1,250,000	-
Mr. Peter Marks	1,250,000	-	-	-	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	1,250,000	1,250,000	-
Dr. David Sinclair	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	4,000,000	4,000,000	-
	13,250,000	-	-	-	13,250,000	13,250,000	-

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

d)	Key management personnel disclosure (Continued)

Options and right holdings (Continued)

Option and right holdings	Balance at the start of the year	Granted as compensation	Options exercised*	Other movements	Balance at the end of the year	Vested and exercisable	Unvested
30 June 2019	No.	No.	No.	No.	No.	No.	No.
Directors Mr. Geoffrey Kempler	5,000,000	-	-	-	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	1,250,000	1,250,000	-
Dr. George Mihaly*	1,250,000	-	-	(1,250,000)	-	-	-
Mr. Peter Marks	1,250,000	-	-	-	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	1,250,000	1,250,000	-
Dr. Ira Shoulson*	-	1,250,000	-	(1,250,000)	-	-	-
Other key management personnel
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	4,000,000	4,000,000	-
	14,500,000	1,250,000	-	(2,500,000)	13,250,000	13,250,000	-

*	Other movements represented the holdings of Dr. George Mihaly and Dr Ira Shoulson when they ceased to be directors of the Group on 8 April 2019.

All vested options are exercisable at the end of the year.

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended 30 June 2020 and 30 June 2019.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

d)	Key management personnel disclosure (Continued)

Shareholdings

The number of shares in the group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Shareholdings 30 June 2020	Balance at the start of the year	Received as compensation	Options exercised	Net change other	Balance at the end of the year
	No.	No.	No.	No.	No.
Directors Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	-	-	-	-	-
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

Shareholdings 30 June 2019	Balance at the start of the year	Received as compensation	Options Exercised	Net change other	Balance at the end of the year
	No.	No.	No.	No.	No.
Directors Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly(1)	226,666	-	-	(226,666)	-
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. Lawrence Gozlan	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Dr. David Sinclair	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,607,443	-	-	(226,666)	18,380,777

(1)	The net change for Dr. George Mihaly represented the movement in holding when he ceased to be a director of the Group on 8 April 2019.

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at 30 June 2020:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr. Kempler may terminate with 30 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Mr. Kempler may terminate with 90 days’ notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Group may terminate with 90 days’ notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate with 30 days’ notice	* Bonus pro-rated only if termination occurs in 1st year
Ms. Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms. Andrews may terminate with 30 days’ notice, or Without Cause the Group may terminate with 30 days’ notice, or With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination
Dr. David Stamler	Until termination by either party. Signed 18 April 2017	By the Group without cause or by Dr Stamler with good reason, each party is required to provide 3 months’ notice, increasing to 6 months’ notice after 18 months of employment, unless otherwise agreed in writing	* Payment equivalent to seventy five percent of current annualised salary.
* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Group may terminate at any time upon written notice	* Accrued entitlements including all unreimbursed business expenses
* Unexercised options shall be exercisable within 30 days after the date of termination

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Remuneration Report (Continued)

f)	Additional information

Details of remuneration: cash bonuses and options

No other cash bonuses were paid or have been forfeited in the current and prior year.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

	Year granted	Vested (%)	Forfeited (%)	Financial years in which options may vest	Minimum total value of grant yet to vest ($)	Total value of grant yet to vest ($)
	No.	No.	No.	No.	No.	No.
Directors Mr. Geoffrey Kempler	2018	100%	-	-	-	-
Mr. Brian Meltzer	2018	100%	-	-	-	-
Mr. Peter Marks	2018	100%	-	-	-	-
Mr. Lawrence Gozlan	2018	100%	-	-	-	-
Dr. David Sinclair	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-
Other key management personnel
Ms. Kathryn Andrews	2017	100%	-	-	-	-
Dr. David Stamler	2017	100%	-	-	-	-

[End of remuneration report]

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Meetings of directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meeting attended by each Director.

	Board meetings		Meetings of committees
			Audit		Remuneration
	A	B	A	B	A	B
Mr. Geoffrey Kempler	10	10	-	-	-	-
Mr. Brian Meltzer	10	10	6	6	2	2
Mr. Peter Marks	10	10	6	6	2	2
Mr. Lawrence Gozlan	10	10	-	-	-	-
Dr. David Sinclair	10	8	-	-	-	-
Mr. Tristan Edwards	10	10	-	-	-	-

A = Number of meetings held during the time the director held office or was a member of the committee during the year

B = Number of meetings attended

Indemnifying directors and officers

During the financial year, the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price ($)	Number under options
6-Jun-22	$0.07	7,000,000
14-Dec-22	$0.11	13,850,000
31-Jan-23	$0.083	700,000
		21,550,000

Shares issued as a result of the exercise of options

During the year ended 30 June 2020 there have been no ordinary shares of Alterity Therapeutics Limited issued as a result of the exercise of options.

Since 30 June 2020, there have been no ordinary shares of Alterity Therapeutics Limited issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the current financial year. The amount paid per share is the same as the exercise price.

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Alterity Therapeutics Limited 2020 Annual Report

Directors’ Report (Continued)

Impact of COVID-19

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

Proceedings on behalf of the Group

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the group are important.

During the year ended 30 June 2020, the Group engaged the external auditor to provide audit and other assurance services. Please refer to note 19 for further information.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 48.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Company’s 2020 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr. Geoffrey Kempler

Chairman & CEO Melbourne
9 September 2020

Copyright © Alterity Therapeutics.	47

Auditor’s Independence Declaration

As lead auditor for the audit of Alterity Therapeutics Limited for the year ended 30 June 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

Jon Roberts	Melbourne
Partner	9 September 2020
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited 2020 Annual Report

Alterity Therapeutics Limited

ACN 080 699 065

CONSOLIDATED
FINANCIAL STATEMENTS
30 JUNE 2020

These consolidated financial statements are for the Group consisting of Alterity Therapeutics Limited and its subsidiaries. A list of major subsidiaries is included in note 17.

The consolidated financial statements are presented in the Australian currency.

Alterity Therapeutics Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office is:
Level 3, 62 Lygon Street
Carlton Victoria 3053

Its principal place of business is:
Level 3, 460 Bourke Street
Melbourne Victoria 3000

The consolidated financial statements were authorised for issue by the directors on 9 September 2020. The directors have the power to amend and reissue the consolidated financial statements.

All press releases, financial reports and other information are available at our Investor Centre on our website: www.alteritytherapeutics.com

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Alterity Therapeutics Limited 2020 Annual Report

Consolidated statement of profit or loss and other comprehensive income
For the year ended 30 June 2020

		2020	2019
	Notes	$	$
Interest income	2	17,117	108,538

Other income	2	122,729	4,951,167

Expenses Intellectual property expenses		(352,922)	(322,097)
General and administration expenses	3	(3,446,139)	(4,308,352)
Research and development expenses	3	(10,098,439)	(12,983,185)
Other operating expenses		(44,217)	(132,965)
Other gains/(losses)	3	333,055	349,064
Forfeited options from reserves		12,016	-
Loss before income tax		(13,456,800)	(12,337,830)

Income tax expense	4	-	-

Loss for the year		(13,456,800)	(12,337,830)
Other comprehensive income for the year, net of tax		-	-

Total comprehensive loss for the year		(13,456,800)	(12,337,830)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic loss per share	20	(1.50)	(2.00)
Diluted loss per share	20	(1.50)	(2.00)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

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Alterity Therapeutics Limited 2020 Annual Report

Consolidated statement of financial position
For the year ended 30 June 2020

		30 June 2020	30 June 2019
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		9,196,892	14,399,904
Trade and other receivables	5(a)	61,321	4,829,497
Other current assets	6(a)	578,136	631,769
Total current assets		9,836,349	19,861,170

Non-current assets
Property, plant and equipment		39,503	48,748
Right-of-use assets	8(a)	31,866	-
Total non-current assets		71,369	48,748

Total assets		9,907,718	19,909,918

LIABILITIES
Current liabilities
Trade and other payables	5(c)	2,069,604	2,718,174
Provisions	6(b)	612,039	601,995
Lease liabilities	8(a)	32,879	-
Total current liabilities		2,714,522	3,320,169

Non-current liabilities
Provisions	6(b)	41,514	34,976
Lease liabilities	8(a)	868	-
Total non-current liabilities		42,382	34,976

Total liabilities		2,756,904	3,355,145

Net assets		7,150,814	16,554,773

EQUITY
Contributed equity	7(a)	160,703,754	156,632,636
Reserves	7(c)	866,121	1,158,975
Accumulated losses	7(b)	(154,419,061)	(141,236,838)

Total equity		7,150,814	16,554,773

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

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Consolidated statement of changes in equity
For the year ended 30 June 2020

Attributable to owners of Alterity Therapeutics Limited
		Contributed equity	Reserves	Accumulated losses	Total equity
	Notes	$	$	$	$
Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157

Loss for the year		-	-	(12,337,830)	(12,337,830)

Total comprehensive loss for the year		-	-	(12,337,830)	(12,337,830)
Transactions with owners in their capacity as owners:

Issue of ordinary shares	7(a)	13,084,629	-	-	13,084,629
Share-based payment expenses		-	89,138	-	89,138
Transaction costs		(362,321)	-	-	(362,321)
Expired options		-	(684,117)	684,117	-
		12,722,308	(594,979)	684,117	12,811,446

Balance at 30 June 2019		156,632,636	1,158,975	(141,236,838)	16,554,773
Balance at 1 July 2019		156,632,636	1,158,975	(141,236,838)	16,554,773

Initial adoption of AASB 16	22(a)	-	-	(6,261)	(6,261)
Restated total equity at 1 July 2019		156,632,636	1,158,975	(141,243,099)	16,548,512
Loss for the year		-	-	(13,456,800)	(13,456,800)
Total comprehensive loss for the year		-	-	(13,456,800)	(13,456,800)

Transactions with owners in their capacity as owners: Issue of ordinary shares	7(a)	4,363,886	-	-	4,363,886
Transaction costs		(292,768)	-	-	(292,768)
Expired options		-	(280,838)	280,838	-
Forfeited options reversed to profit or loss		-	(12,016)	-	(12,016)
		4,071,118	(292,854)	280,838	4,059,102
Balance at 30 June 2020		160,703,754	866,121	(154,419,061)	7,150,814

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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Consolidated statement of changes of cash flows
For the year ended 30 June 2020

		2020	2019
	Notes	$	$
Cash flows from operating activities
Payments to suppliers and employees		(14,363,974)	(17,325,579)
R&D tax incentive refund		4,824,880	3,251,672
Interest paid		(3,878)	-
COVID-19 government relief		92,688	-
Interest received		19,162	119,089
Net cash (outflow) from operating activities	9(a)	(9,431,122)	(13,954,818)
Cash flows from investing activities Payments for property, plant and equipment		(16,744)	(7,022)
Net cash (outflow) from investing activities		(16,744)	(7,022)
Cash flows from financing activities Proceeds from issues of shares and other equity securities	7(a)	4,363,886	13,084,629
Transaction costs relating to issue of equity	7(a)	(292,768)	(362,320)
Principle elements of lease payments		(89,241)	-
Net cash inflow from financing activities		3,981,877	12,722,309

Net (decrease) in cash and cash equivalents		(5,465,989)	(1,239,531)
Cash and cash equivalents at the beginning of the financial year		14,399,904	15,235,556
Effects of exchange rate changes on cash and cash equivalents		262,977	403,879
Cash and cash equivalents at end of year		9,196,892	14,399,904

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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Notes to the financial statements

How numbers are calculated

This section provides additional information about those individual line items in the consolidated financial statements that the directors consider most relevant in the context of the operations of the entity, including:

a)	accounting policies that are relevant for an understanding of the items recognised in the financial statements. These cover situations where the accounting standards either allow a choice or do not deal with a particular type of transaction

b)	analysis and sub-totals, including segment information

c)	information about estimates and judgements made in relation to particular items.

1	Segment information	55

2	Interest and other income	55

3	Loss for the year	56

4	Income tax expense	56

5	Financial assets and financial liabilities	58

6	Non-financial assets and liabilities	59

7	Equity	60

8	Leases	63

9	Cash flow information	65

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Notes to the financial statements (Continued)

1)	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group’s activities are predominantly within Australia and cover research into Parkinsonian and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

2)	Interest and other income

	2020	2019
	$	$
Interest income	17,117	108,538
R&D tax incentive	-	4,951,167
COVID-19 relief	122,729	-
	139,846	5,059,705

Interest income is recognised on a time proportion basis using the effective interest method. Other income consists of R&D tax incentive and COVID-19 relief.

As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. For the year ended 30 June 2020, the Group had no revenue from contracts with customers (2019: nil).

The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Company has recognised this relief as part of government grants in line with AASB 120.

Critical judgements in calculating R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. In the prior period, the Group obtained a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 which enabled the Group to receive the incentive as a refundable cash offset, and recorded $4,951,167 in other income with respect to eligible expenditure under the incentive scheme. The receivable as at 30 June 2019 was subsequently received as cash in the current period. The Group has applied for a Commissioner’s Discretion for the current period year under the same set of facts as the prior period application. Whilst a formal Commissioner’s Discretion has not been received, the Group have been advised by the ATO that it is their preliminary view that they may not be exercising their discretion in accordance with subsection 328-126(6) of the Income Tax Assessment Act 1997. The Group is considering its options, including appealing an unfavourable decision if received, nevertheless the Group has not recognised a receivable and other income of $3,363,433 relating to eligible expenditure for the year ending 30 June 2020.

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Notes to the financial statements (Continued)

3)	Loss for the year

	2020	2019
	$	$
Loss before income tax has been determined after:
General and administration expenses Depreciation on fixed assets	25,988	29,696
Depreciation on leased assets	86,439	-
Employee expenses (non-R&D related)	617,889	735,775
Consultant and director expenses	742,390	1,477,369
Audit, internal control and other assurance expenses	217,506	208,972
Corporate compliance expenses	384,705	470,294
Insurance expenses	628,060	448,769
Office rental	72,757	132,836
Other administrative and office expenses	670,405	804,641
	3,446,139	4,308,352
Research and development expenses Employee expenses	2,698,139	2,645,512
Other research and development expenses	7,400,300	10,337,673
	10,098,439	12,983,185

Other operating expenses Foreign exchange (gain)/loss	(333,055)	(349,064)
	(333,055)	(349,064)

4)	Income tax expense

(a)	Income tax expense

No income tax expense has arisen in the current or prior years from either current or deferred taxation.

(b)	Numerical reconciliation of income tax expense to prima facie tax payable

	2020	2019
	$	$
Profit/(Loss) from continuing operations before income tax expense	(13,456,800)	(12,337,830)
Tax at the Australian tax rate of 27.5% (2019 - 27.5%)	(3,700,620)	(3,392,903)
Tax at the oversea tax rate of 21.0% (2019 - 35.0%)	(18,308)	19,045
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Income non-assessable	(13,750)	-
Research and development expenditure (net of tax incentive)	-	1,688,887
Entertainment	792	1,730
Share-based payment	(3,304)	24,513
Other non-deductible expenses	164,367	119,002
	(3,570,823)	(1,539,726)
Future tax benefits not recognised as an asset	3,570,823	1,539,726
Income tax expense	-	-

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Notes to the financial statements (Continued)

Income tax expense (Continued)

(c)	Tax losses

	2020	2019
	$	$
Unused tax losses for which no deferred tax asset has been recognised	145,941,499	130,709,461
Potential tax benefit at 27.5% - Australia & 21.0% - Overseas	40,133,912	35,913,682

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2020, the Group had a potential tax benefit related to tax losses carried forward of $145,941,499 (2019: $130,709,461). Such amount includes net profit of $95,446 related to subsidiaries in the United States (U.S.). For tax years beginning after December 31, 2017, the graduated corporate tax rate structure was eliminated, and corporate taxable income are to be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $145,941,499.

As at balance date, there are unrecognised tax losses with a benefit of approximately $40,133,912 (2019: $35,913,682) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

▪	The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;
▪	The Group companies continue to comply with the conditions for deductibility imposed by the law; and
▪	No changes in tax legislation adversely affect the Group companies from realising the benefit.

(d)	Unrecognised temporary differences

	2020	2019
	$	$
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable

Section 40-880 deductions	711,057	418,289
Accruals and provisions	1,311,799	1,105,153
Foreign exchange	(262,977)	(403,879)
Lease liabilities	33,747	-
	1,793,626	1,119,563
Unrecognised deferred tax relating to the above temporary differences	493,247	307,880

Future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

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Notes to the financial statements (Continued)

5)	Financial assets and financial liabilities

This note provides information about the Group’s financial instruments, including:

▪	an overview of all financial instruments held by the Group
▪	specific information about each type of financial instrument
▪	accounting policies (where relevant)
▪	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved (if any).

(a)	Trade and other receivables

		30 June 2020			30 June 2019
	Notes	Current	Non- current	Total	Current	Non- current	Total
		$	$	$	$	$	$
R&D tax incentive	1	-	-	-	4,825,270	-	4,825,270
Other income		12,584	-	12,584	2,129	-	2,129
Goods and services tax receivable		48,737	-	48,737	2,098	-	2,098
		61,321	-	61,321	4,829,497	-	4,829,497

1. For details regarding the R&D tax incentive, refer to note 2, interest and other income.

(i)	Classification as trade and other receivables

Trade and other receivables are amounts due from external parties for entitlements that arise during the ordinary course of business. They are generally due for settlement within 365 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. The Group’s impairment and other accounting policies for trade and other receivables are outlined in notes 11(b) and 22(j) respectively.

(ii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iii)	Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to foreign currency risk, interest rate risk and credit risk can be found in note 11(a) and 11(b).

(b)	Cash and cash equivalents

	30 June 2020	30 June 2019
	$	$
Cash at bank and in hand	9,004,179	11,194,862
Deposits at call	192,713	3,205,042
	9,196,892	14,399,904

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest. See note 22(i) for the Group’s other accounting policies on cash and cash equivalents.

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Notes to the financial statements (Continued)

5)	Financial assets and financial liabilities (continued)

(c)	Trade and other payables

		30 June 2020			30 June 2019
	Notes	Current	Non- current	Total	Current	Non- current	Total
		$	$	$	$	$	$
Trade payables		954,033	-	954,033	1,693,885	-	1,693,885
Accrued expenses	5(c)(i)	1,104,609	-	1,104,609	1,012,569	-	1,012,569
Other payables		10,962	-	10,962	11,720	-	11,720
		2,069,604	-	2,069,604	2,718,174	-	2,718,174

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(i)	Accrued expenses

	30 June 2020			30 June 2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
R&D accruals	843,419	-	843,419	752,156	-	752,156
Other accrued expenses	261,190	-	261,190	260,413	-	260,413
	1,104,609	-	1,104,609	1,012,569	-	1,012,569

6)	Non-financial assets and liabilities

This note provides information about the group’s non-financial assets and liabilities, including:

(a)	Other current assets

	30 June 2020	30 June 2019
	$	$
Prepayments	567,884	621,737
Other	10,252	10,032
	578,136	631,769

(b)	Provisions

	30 June 2020			30 June 2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Annual leave	285,360	-	285,360	245,804	-	245,804
Long service leave	326,679	41,514	368,193	356,191	34,976	391,167
	612,039	41,514	653,553	601,995	34,976	636,971

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Notes to the financial statements (Continued)

6)	Non-financial assets and liabilities (Continued)

(b)	Provisions (Continued)

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 22(r) to this report.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. Majority of the balance is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

(ii)	Movements in provisions

	Annual leave	Long Service leave	Total
2020	$	$	$
Carrying amount at start of year	245,804	391,167	636,971
- additional provisions recognised	278,686	40,017	318,703
Amounts used during the year	(240,734)	(62,991)	(303,725)
Change in foreign exchange	1,604	-	1,604
Carrying amount at end of year	285,360	368,193	653,553

7)	Equity

(a)	Contributed equity

	Notes	30 June 2020	30 June 2019	30 June 2020	30 June 2019
		Shares	Shares	$	$
	7(a)(i),
Ordinary shares - fully paid	7(a)(ii),	1,037,358,032	860,837,432	160,703,754	156,632,636

(i)	Movements in ordinary shares:

Details	Number of shares	$

Opening balance 1 July 2018	533,891,470	143,910,328
Shares issued during the year	326,945,962	13,084,628
Transaction costs	-	(362,320)
Balance 30 June 2019	860,837,432	156,632,636
Shares issued during the year	176,520,600	4,363,886
Transaction costs	-	(292,768)
Balance 30 June 2020	1,037,358,032	160,703,754

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Notes to the financial statements (Continued)

7)	Equity (Continued)

(a)	Contributed equity (continued)

(i)	Movements in ordinary shares: (continued)

2020	Details	Number	Issue price	Amount
			$	$
31-Jul-19	Issue of shares under ATM facility	7,962,060	0.035	277,812
21-Nov-19	Issue of shares under ATM facility	3,814,380	0.025	94,694
15-Jan-20	Issue of shares under ATM facility	758,040	0.019	14,230
16-Jan-20	Issue of shares under ATM facility	12,244,020	0.020	249,402
17-Jan-20	Issue of shares under ATM facility	6,754,020	0.018	123,717
27-Mar-20	Issue of shares under ATM facility	7,042,920	0.017	120,239
25-May-20	Issue of shares under ATM facility	137,945,160	0.025	3,483,792
		176,520,600		4,363,886

2019	Details	Number	Issue price	Amount
			$	$
13-Jul-18	Issue of shares under ATM Facility	3,083,580	0.054	166,086
4-Jan-19	Issue of shares under ATM Facility	15,789,360	0.047	749,614
4-Feb-19	Issue of shares under ATM Facility	1,912,440	0.041	78,508
21-Mar-19	Issue of shares under ATM Facility	7,930,740	0.054	430,346
21-Mar-19	Issue of shares under ATM Facility	3,723,120	0.045	169,064
21-Mar-19	Issue of shares under ATM Facility	156,000	0.047	7,341
21-Mar-19	Issue of shares under ATM Facility	1,014,240	0.043	43,544
8-Apr-19	Issue of shares under strategic investment by LifeBiosciences LLC	269,905,533	0.039	10,526,318
8-Apr-19	Issue of shares to sophisticated and professional Investors	23,430,949	0.039	913,807
		326,945,962		13,084,628

(ii)	Ordinary shares

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares presents at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	30 June	30 June
	2020	2019
	$	$
Balance at the beginning of the year	141,236,838	129,583,125
Impact of initial adoption of AASB 16	6,261	-
Net loss for the year	13,456,800	12,337,830
Reclassification of expired options from reserves	(280,838)	(684,117)
Balance at the end of the year	154,419,061	141,236,838

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Notes to the financial statements (Continued)

7)	Equity (Continued)

(c)	Reserves

Share based payment reserve	Notes	30 June 2020	30 June 2019	30 June 2020	30 June 2019
		Options	Options	$	$
Options over fully paid ordinary shares	7(c)(i)	21,550,000	25,300,000	866,121	1,158,975
		21,550,000	25,300,000	866,121	1,158,975

(i)	Options over fully paid ordinary shares

During the year ended 30 June 2020, the following options over fully paid ordinary shares were issued to the directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan. For further details, see note 18. The tables below also present the number of options issued, lapsed or expired during the year then ended.

Options forfeited during the year

2020	Details	Number	Amount
			$
30-Sep-19	Options forfeited during the year	(150,000)	(5,150)
30-Jan-20	Options forfeited during the year	(200,000)	(6,866)

	Total expense for forfeited options reversed to profit or loss	(350,000)	(12,016)

Options lapsed during the year

2020	Details	Number	Amount
			$
18-Feb-20	Options lapsed during the year	(2,000,000)	(166,284)
25-May-20	Options lapsed during the year	(1,400,000)	(114,554)

	Total expense for lapsed options reversed to accumulated losses	(3,400,000)	(280,838)

There were no options over fully paid ordinary shares exercised during the current or prior year. There were no options over fully paid ordinary share forfeited during the prior year.

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Notes to the financial statements (Continued)

7)	Equity (Continued)

c)	Reserves (Continued)

(ii)	Warrants

	30 June 2020	30 June 2019	30 June 2020	30 June 2019
	Warrants	Warrants	$	$
Short-term warrants	-	586,672,964	-	-
	-	586,672,964	-	-

On 9 April 2019, the Group issued a total of 586,672,964 two for one free-attaching warrants each with an exercise price of A$0.045 (4.5 cents), vested on 8 June 2019 and expiring on 19 December 2019. These warrants were issued as part of the strategic investment made by Life Biosciences LLC, and an accompanying placement with sophisticated investors. On 19 December 2019, the warrants expired without exercise.

(iii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to directors, employees and consultants but not exercised.

8)	Leases

(a)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2020	2019
	$	$
Right-of-use assets
Right-of-use assets	31,866	-
Lease liabilities
Current	32,879	-
Non-current	868	-
	33,747	-

Additions to the right-of-use assets during the current financial year were $29,827.

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Notes to the financial statements (Continued)

8)	Leases (Continued)

(b)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2020	2019
	$	$
Depreciation charge of right-of-use assets
Right-of-use assets	86,439	-

Interest expense	3,877	-
Expenses relating to short-term leases (included in general and administration expenses)	46,913	-
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	25,844	-
The total cash outflow for leases in 2020 was $165,875.

(c)	The group’s leasing activities and how these are accounted for

The Group has adopted AASB 16 Leases during the year ended 30 June 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying AASB 16 is accounted for as an adjustment to equity at the start of the current financial year in which it was first applied, known as the ‘date of initial application’. Refer to note 22(a) for further details.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease year so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

▪	fixed payments (including in-substance fixed payments), less any lease incentives receivable
▪	variable lease payment that are based on an index or a rate
▪	amounts expected to be payable by the lessee under residual value guarantees
▪	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
▪	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

▪	the amount of the initial measurement of lease liability
▪	any lease payments made at or before the commencement date, less any lease incentives received
▪	any initial direct costs, and
▪	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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Notes to the financial statements (Continued)

9)	Cash flow information

(a)	Reconciliation of profit after income tax to net cash inflow from operating activities

	30 June 2020	30 June 2019
	$	$
Loss for the year Adjustment for:	(13,456,800)	(12,337,830)

Depreciation on fixed assets	25,988	29,696
Depreciation on leased assets	86,439	-
Non-cash employee benefits expense - share-based payments	(12,016)	89,138
Net foreign exchange differences	(262,977)	(403,879)
Change in operating assets and liabilities:

Increase/(decrease) in provisions	16,582	47,362
Decrease/(increase) in trade and other receivables	4,768,176	(1,677,087)
Decrease/(increase) in other current assets	53,633	(365,144)
(Decrease)/increase in trade and other payables	(648,570)	662,926
(Decrease)/increase in other current liabilities	(1,577)	-
Net cash outflow from operating activities	(9,431,122)	(13,954,818)

(b)	Non-cash investing and financing activities

There have been no non-cash investing and financing activities during the current and prior year.

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Notes to the financial statements (Continued)

Risk

This section of the notes discusses the group’s exposure to various risks and shows how these could affect the group’s financial position and performance.

10	Critical estimates, judgements and errors	67

11	Financial risk management	68

12	Capital management	71

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Notes to the financial statements (Continued)

10)	Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	R&D tax incentive

Refer to note 2 for details.

(b)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 18 for more details.

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Notes to the financial statements (Continued)

11)	Financial risk management

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a)	Market risk

(i)	Foreign exchange risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar (AUD). The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The Group is primarily exposed to changes in the currencies United States dollar (USD), British pound sterling (GBP) and the Euro (EUR). The following financial assets and liabilities are subject to foreign currency risk, all the amounts in the table below are displayed in AUD at year-end spot rates:

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2020			30 June 2019
	USD	EUR	GBP	USD	EUR	GBP
	$	$	$	$	$	$
Cash and cash equivalents	5,403,402	-	430	9,726,790	178	433
Trade and other payables	(562,710)	(12,245)	(4,337)	(1,196,358)	-	(35,242)
Total exposure	4,840,692	(12,245)	(3,907)	8,530,432	178	(34,809)

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments and there is no impact on other components of equity.

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

Based on the financial instruments held at 30 June 2020, had the Australian dollar weakened/strengthened by 2.17% (2019: 6.36%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$105,090 lower/higher (2019: A$542,116 lower/higher).

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Notes to the financial statements (Continued)

Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

2020	Weighted average effective interest rate	Floating interest rate	Fixed interest rate - within 1 year	Fixed interest rate - 1 to 5 years	Fixed interest rate - over 5 years	Non- interest bearing	Total
	%	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	0.24	3,532,485	192,713	-	-	5,471,694	9,196,892
Receivables	-	-	-	-	-	61,711	61,711
Total financial assets		3,532,485	192,713	-	-	5,533,405	9,258,603
Financial liabilities
Trade and other payables	-	-	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	5.28	-	(32,879)	(868)	-	-	(33,747)
Total financial liabilities		-	(32,879)	(868)	-	(2,069,604)	(2,103,351)

2019	Weighted average effective interest rate	Floating interest rate	Fixed interest rate - within 1 year	Fixed interest rate - 1 to 5 years	Fixed interest rate - over 5 years	Non- interest bearing	Total
	%	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	0.42	1,400,257	3,205,042	-	-	9,794,605	14,399,904
Receivables	-	-	-	-	-	4,829,497	4,829,497
Total financial assets		1,400,257	3,205,042	-	-	14,624,102	19,229,401
Financial liabilities
Trade and other payables	-	-	-	-	-	(2,718,174)	(2,718,174)
Total financial liabilities		-	-	-	-	(2,718,174)	(2,718,174)

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Notes to the financial statements (Continued)

Financial risk management (Continued)

(a)	Market risk (Continued)

(ii)	Interest rate risk (Continued)

There has been a decrease in the Group’s exposure to interest rate risk in the current year as the Group maintained a lower balance of financial assets which are exposed to the fluctuation in interest rates. The Group maintains the same manner in which it manages and measures its risk as it did in prior years.

Sensitivity

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

Impact on post-tax loss

	2020	2019
	$	$
Interest rates - increase by 100 basis points	35,325	14,003
Interest rates - decrease by 100 basis points	(35,325)	(14,003)

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

Risk management

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2020. The Group’s most significant receivable comprises of the R&D tax incentive receivable from the Australian Taxation Office, part of the Australian Government which has a Standard and Poors Rating of AAA.

Impairment of financial assets

The Group has one type of financial asset subject to the expected credit loss model, being the trade and other receivables. While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables. The expected loss rates are based on the payment profiles over a period of 60 months before 30 June 2020 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. On that basis, the loss allowance as at 30 June 2020 was concluded as nil (2019:nil), as the Group has never experienced any write-offs from the Australian Taxation Office, in relation to its R&D incentive over the past 60 months.

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Notes to the financial statements (Continued)

Financial risk management (continued)

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of financial liabilities

Contractual maturities of financial liabilities	Less than 6 months	Less than 6 months	Less than 6 months	Less than 6 months	Less than 6 months	Less than 6 months	Less than 6 months
	$	$	$	$	$	$	$
At 30 June 2020
Trade and other payables	(2,069,604)	-	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	(16,440	(16,439)	(868)	-	-	(33,747)	(33,747)
Total	(2,086,044)	(16,439)	(868)	-	-	(2,103,351)	(2,103,351)

At 30 June 2019
Trade and other payables	(2,718,174)	-	-	-	-	(2,718,174)	(2,718,174)
Total	(2,718,174)	-	-	-	-	(2,718,174)	(2,718,174)

12)	Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 7(a), 7(b) and 7(c). By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

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Notes to the financial statements (Continued)

Additional information

This section of the notes includes additional information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the consolidated financial statements.

13	Contingent liabilities and contingent assets	73

14	Commitments	73

15	COVID-19 impact on business	74

16	Events occurring after the reporting date	74

17	Related party transactions	74

18	Share-based payments	75

19	Remuneration of auditors	77

20	Loss per share	78

21	Parent entity financial information	79

22	Summary of significant accounting policies	80

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Notes to the financial statements (Continued)

13)	Contingent liabilities and contingent assets

R&D Tax Incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. In the prior period, the Group obtained a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 which enabled the Group to receive the incentive as a refundable cash offset, and recorded $4,951,167 in other income with respect to eligible expenditure under the incentive scheme. The receivable as at 30 June 2019 was subsequently received as cash in the current period. The Group has applied for a Commissioner’s Discretion for the current period year under the same set of facts as the prior period application. Whilst a formal Commissioner’s Discretion has not been received, the Group have been advised by the ATO that it is their preliminary view that they may not be exercising their discretion in accordance with subsection 328-126(6) of the Income Tax Assessment Act 1997. The Group is considering its options, including appealing an unfavourable decision if received, nevertheless the Group has not recognised a receivable and other income of $3,363,433 relating to eligible expenditure for the year ending 30 June 2020.

There are no contingent liabilities at the date of this report.

The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group. As at balance sheet date, the Group had a bank guarantee of $42,713 (2019: $41,701) in relation to the head office lease.

14)	Commitments

(a)	Non-cancellable operating leases

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	30 June 2020	30 June 2019
	$	$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	-	94,726
Later than one year but not later than five years		17,085
Later than five years	-	-
	-	111,811

The Group has adopted AASB 16 Lease from 1 July 2019 and the impact of adoption is disclosed in Note 22(a).

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. As of 30 June 2020, the short-term leases mainly relate to the U.S office lease expiring on 31 October 2020 and the extension of 3 months to the Australian office lease expiring on 17 December 2020. The total short-term leases as at 30 June 2020 amounted to $35,075 (2019: nil).

(b)	Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report on pages 44 to 45 that are not recognised as liabilities and are not included in the key management personnel compensation.

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Notes to the financial statements (Continued)

15)	COVID-19 impact on business

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

16)	Events occurring after the reporting period

As announced on 2 July 2020, the Group issued 47,646,000 shares at $0.0328 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

In accordance to a resolution of shareholders approved at the General Meeting held on 3 September 2020, incentive options with an exercise price of two times the closing price of the Company’s ordinary shares on ASX on the last ASX business day immediately before the day the options are issued, expiring 5 years after the issue date will be issued to the Directors of the Company, as follows:

Geoffrey Kempler	14,000,000
Tristan Edwards	7,000,000
Lawrence Gozlan	7,000,000
Peter Marks	7,000,000
Brian Meltzer	7,000,000
David Sinclair	7,000,000

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

17)	Related party transactions

(a)	Parent entity

Detailed remuneration disclosures are provided in the remuneration report on pages 36 to 45.

Alterity Therapeutics Limited a company limited by shares that was incorporated in and is domiciled in Australia is the parent entity of the Group. The financial information for the parent entity is disclosed in note 21.

(b)	Subsidiaries

The parent entity has two wholly owned subsidiaries:

▪	Alterity Therapeutics Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and
▪	Alterity Therapeutics UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

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Notes to the financial statements (Continued)

Related party transactions (Continued)

(c)	Key Management personnel compensation

	2020	2019
	$	$
Short-term employee benefits	1,549,861	2,046,496
Post-employment benefits	48,947	41,062
Long-term benefits	20,528	23,016
Share-based payments	-	20,443
	1,619,336	2,131,017

(d)	Transactions with other related parties

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries during the year ended 30 June 2020.

18)	Share-based payments

(a)	Employee and Consultant Plan

Equity based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Option Plan and the 2018 American Depository Receipts (ADS) Option Plan. These plans are to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. At 30 June 2020, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 9 employees and 5 consultants under the 2004 ASX Plan.

Under this plan, eligible employees and consultants are offered shares or share options at nil consideration. The amount of shares or options that will vest depends on specific conditions set out by the CEO, the Remuneration Committee or the full Board of Directors, where applicable. Once vested, the options remain exercisable until they expire.

(i)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2020	2019
	Number of shares	Number of shares
Outstanding at the beginning of the year	13,277,715	13,277,715
Granted	-	-
Forfeited	-	-
Exercised Options	-	-
Outstanding at the end of the year	13,277,715	13,277,715

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Notes to the financial statements (Continued)

Share-based payments (Continued)

(a)	Employee and Consultant Plan (Continued)

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2020 Average option	Number of options	2019 Average option	Number of options
	$	Options	$	options
As at 1 July	0.12	25,300,000	0.19	25,216,490
Granted during the year	-	-	0.10	2,450,000
Forfeited/expired during the year	0.25	(3,750,000)	0.87	(2,366,490)
As at 30 June	0.10	21,550,000	0.12	25,300,000
Vested and exercisable at 30 June	0.10	21,550,000	0.12	25,300,000

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant date	Expiry date	Exercise price	Share options 30 June 2020	Share options 30 June 2019
PBTAH	19-Feb-15	18-Feb-20	$0.26	-	2,000,000
PBTAR	27-May-15	25-May-20	$0.27	-	1,400,000
PBTAS	7-Jun-17	6-Jun-22	$0.07	7,000,000	7,350,000
PBTAAA	18-Dec-17	14-Dec-22	$0.11	13,850,000	13,850,000
PBTAI	1-Feb-18	31-Jan-23	$0.08	700,000	700,000
				21,550,000	25,300,000

	2020	2019

Weighted average remaining contractual life of options outstanding at end of period	2.29	2.95

Life of the Option

The life is the time period from grant date through to expiry.

Share price volatility

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

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Notes to the financial statements (Continued)

Share-based payments (Continued)

(a)	Employee and Consultant Plan (Continued)

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan – Options (Continued)

Model inputs

Series	Grant date	Exercise price	Share price at Grant date	Expected Share price volatility	Years to expiry	Dividend yield	Risk-free interest rate
		$	$
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	7-Jun-17	0.07	0.05	100%	5.00	0%	1.97%
PBTAAA	18-Dec-17	0.11	0.07	100%	5.00	0%	2.38%
PBTAI	1-Feb-18	0.08	0.06	100%	5.00	0%	2.24%

The closing share market price of an ordinary share of Alterity Therapeutics Limited on the Australian Securities Exchange at 30 June 2020 was $0.017 (2019: $0.03).

(b)	Options issued outside of the Employee and Consultant Plan

There were no options granted during the year ended 30 June 2020 and 30 June 2019 outside of the plan.

There are no options outstanding at 30 June 2020. All equity issued outside of the plan has been expensed in prior periods.

19)	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2020	2019
	$	$
Audit and review of financial statements	194,900	210,422
Other audit services	60,000	90,000
Total remuneration for audit and other assurance services	254,900	300,422

Other audit services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 and 2019 financial years. All services provided are considered audit services for the purpose of SEC classification.

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Notes to the financial statements (Continued)

20)	Loss per share

	2020 Cents	2019 Cents
(a) Basic loss per share
Basic loss per share	(1.50)	(2.00)
(b) Diluted loss per share
Diluted loss per share	(1.50)	(2.00)

	2020	2019
	$	$
(c) Reconciliation of loss used in calculating loss per share
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	13,456,800	12,337,830

Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	13,456,800	12,337,830

	2020	2019
	$	$
(d) Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	894,872,224	615,772,236

(e) Information concerning the classification of securities

Options and warrants that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

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Notes to the financial statements (Continued)

21)	Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	30 June 2020	30 June 2019
	$	$
Statement of financial position Current assets	9,836,349	19,861,170
Non-current assets	72,784	235,803

Total assets	9,909,133	20,096,973
Current liabilities	2,740,398	3,316,609
Non-current liabilities	108,950	34,976
Total liabilities	2,849,348	3,351,585

Shareholders’ equity
Contributed equity	160,703,754	156,632,636
Reserves	866,121	1,158,975
Accumulated losses	(154,510,090)	(141,046,223)

Total equity	7,059,785	16,745,388
Statement of profit or loss and other comprehensive income Loss for the year	(13,738,446)	(12,591,757)
Total comprehensive loss for the year	(13,738,446)	12,591,757)

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Notes to the financial statements (Continued)

22)	Summary of significant accounting policies

This note provides a list of all significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Alterity Therapeutics Limited and its subsidiaries.

(a)	Basis of preparation

These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the consolidated financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Alterity Therapeutics Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost basis.

(iii)	Use of estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. The Group’s future assessments of the impact of COVID-19 could result in material impacts to the Group’s consolidated financial statements in future periods.

(iv)	New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the Group:

1.	AASB 16 Leases - impact of adoption

The Group has adopted AASB 16 retrospectively from 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

On adoption of AASB 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 30 June 2020. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(iv)	New and amended standards adopted by the Group (Continued)

1.	AASB 16 Leases - impact of adoption (Continued)

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

▪	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
▪	reliance on previous assessments on whether leases are onerous
▪	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases, and
▪	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an arrangement contains a Lease.

Measurement of Lease Liabilities
$
Operating lease commitments disclosed at 30 June 2019	111,811
Discounted using the lessee’s incremental borrowing rate of at the date of initial application Less short-term lease not recognised as a liability (1)	108,028 (13,290)
Lease liability recognised as at 1 July 2019	94,738
Of which are: Current lease liability Non-current lease liability	77,665 17,073
94,738
Right of use of asset increased by Lease liability increased by	88,477 94,738
The net impact on retained earnings on 1 July 2019 was a decrease of	(6,261)

(1)	The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as at 1 July 2019

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(a)	Basis of preparation (Continued)

(iv)	New and amended standards adopted by the Group (Continued)

1.	AASB 16 Leases - impact of adoption (Continued)

On impact of adoption, the right-of-use assets of $88,477 are classified under right-of-use assets, the corresponding current lease liability of $77,665 and the non-current lease liability of $17,073 in the consolidated statement of financial position.

(v)	New standards and interpretations not yet adopted

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

(vi)	Going concern basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. The Group has incurred recurring losses since inception, including a loss of $13,456,800 for the year ended 30 June 2020 (2019: $12,337,830). The Group also incurred operating cash outflow of $9,431,122 (2019: $13,954,818). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs, and as a result, this may cast significant doubt about the entity’s ability to continue as a going concern for one year from the date of the issuance of its consolidated financial statements for the year ended 30 June 2020. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.

The continuing viability of the Group is dependent on its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercialising its initiatives. The Directors intend to raise new equity funding within the next six months to enable progression of the Group’s planned research and development programs, however there is uncertainty associated with our ability to execute raisings at the time and amount needed to meet the Group’s requirements.

The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialise its product candidates, the Group could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects.

Management and the directors believe the Group will be successful in the above matters and accordingly have prepared the financial report on a going concern basis, notwithstanding there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

(b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alterity Therapeutics Limited as at 30 June 2020 and the results of all subsidiaries for the year then ended. Alterity Therapeutics Limited and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(b)	Principles of consolidation (Continued)

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian and other neurodegenerative disorders.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is Alterity Therapeutics Limited’s functional and presentation currency.

(ii)	Transactions and balances

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the statement of profit or loss and other comprehensive income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the end of the respective reporting period.
▪	income and expenses for each consolidated income statement and consolidated statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
▪	all resulting exchange differences are recognised in other comprehensive income.

(e)	Revenue recognition

Interest income is recognised on a time proportion basis using the effective interest method.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(f)	Income tax

The income tax expense or revenue for the period is the tax payable/receivable on the current period’s taxable income/loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group’s business (research and development) and its history of losses.

(g)	Leases

The accounting policies for the Group’s lease recognition are explained in note 8.

(h)	Impairment of assets

At each reporting date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(h)	Impairment of assets (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(j)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. See note 5(a) for further information about the Group’s accounting for trade receivables and note 11(b) for a description of the Group’s impairment policies.

(k)	Investments and other financial assets

Classification

From 1 July 2019, the Group classifies its financial assets in the following measurement categories:

▪	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
▪	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(k)	Investments and other financial assets (Continued)

Measurement (continued)

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Impairment

From 1 July 2019, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 11(b) for further details.

(l)	Options

Options recorded as equity instruments under AASB 132 are valued at the value of consideration received in equity. At each reporting date, the options classified as equity are not remeasured for changes in fair value.

(m)	Property, plant and equipment

All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting year in which they are incurred.

(n)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

▪	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
▪	the intention to complete the intangible asset and use or sell it;
▪	the ability to use or sell the intangible asset;
▪	how the intangible asset will generate probable future economic benefits;
▪	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
▪	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(n)	Intangible assets (continued)

Internally generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(p)	Share-based payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2018 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 18.

The fair value of options granted under the 2004 Australian & 2018 US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(q)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

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Notes to the financial statements (Continued)

Summary of significant accounting policies (Continued)

(r)	Employee benefits

(i)	Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the consolidated statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the consolidated statement of financial position. The obligations are presented as current liabilities in the consolidated statement of financial position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service.

It is therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting year, regardless of when the actual settlement is expected to occur.

(s)	Contributed equity

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(t)	Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(u)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

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DIRECTORS’ DECLARATION

In the Directors’ opinion:

a)	the financial statements and notes set out on pages 49 to 89 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2020 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 22(a) confirms that the consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of Directors.

Mr. Geoffrey Kempler

Director
Melbourne

9 September 2020

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Independent auditor’s report

To the members of Alterity Therapeutics Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Alterity Therapeutics Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2020 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

●	the consolidated statement of financial position as at 30 June 2020
●	the consolidated statement of profit or loss and other comprehensive income for the year then ended
●	the consolidated statement of changes in equity for the year then ended
●	the consolidated statement of cash flows for the year then ended
●	the notes to the financial statements, which include a summary of significant accounting policies
●	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty related to going concern

We draw attention to Note 22(a)(vi) in the financial report, which indicates that the Group incurred a net loss and net cash outflows from operations during the year ended 30 June 2020. The continuing viability of the Group is dependent on raising new equity funding to continue development of its research and development programs. This condition, along with other matters set forth in Note 22(a)(vi), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group runs a research and development (R&D) stage biopharmaceutical operation and is in the process of developing potential treatments for neurodegenerative diseases. The Group owns a portfolio of proprietary compounds with applications across different neurodegenerative diseases. It is headquartered in Melbourne, Australia.

Materiality	Audit scope

●     For the purpose of our audit we used overall Group materiality of $672,000, which represents approximately 5% of the Group’s loss before tax.

●     We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

●     We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.

●     We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds.

• Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit Committee.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter

Completeness of third-party R&D contractual costs

(Refer to note 5(c)(i))

As the Group is in the development phase, several R&D activities are conducted under contracts with third parties. There is judgement involved in determining whether the key terms of the contract have been met by the third party and therefore whether a liability should be recognised by the Group as at 30 June 2020. As at 30 June 2020, the Group had recognised an accrual for R&D costs of $0.8 million and recognised R&D expenses of $10.1 million for the year then ended.

This is a key audit matter because expenses relating to R&D activities are a material item on the consolidated statement of profit or loss and other comprehensive income and a key contributor to the Group’s overall performance.

We have performed the following procedures, amongst others:

●    obtained an understanding and evaluated the design of relevant controls in the purchasing and payables process, and performed testing of key controls designed to monitor contractual costs;

●     obtained the contract register and examined a selection of contracts to assess whether key terms were appropriately recognised in the financial statements;

●     tested a sample of accrued R&D costs to supporting documentation, such as invoices or contracts, to assess the completeness and accuracy of the accrual recorded; and

●     tested a sample of payments made subsequent to 30 June 2020 to assess whether they were appropriately recorded as a liability as at 30 June 2020.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2020, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 36 to 45 of the directors’ report for the year ended 30 June 2020.

In our opinion, the remuneration report of Alterity Therapeutics Limited for the year ended 30 June 2020 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Jon Roberts	Melbourne
Partner	9 September 2020

Alterity Therapeutics Limited 2020 Annual Report

Shareholder Information

The shareholder information set out below was applicable as at 7 September 2020.

A.	Distribution of equity securities

Ordinary shares

1,085,004,032 fully paid ordinary shares are held by 5,054 individual shareholders. All ordinary shares carry one vote per share.

Analysis of numbers of equity security holders by size of holding:

Holding	No. of holders
1 - 1000	510
1,001 - 5,000	1,401
5,001 - 10,000	822
10,001 - 100,000	1,883
100,001 and over	438
5,054
Including:
Unmarketable parcels	2,740

Options/Warrants

●	7,000,000 unlisted options exercisable at $0.07 on or before 6 June 2022, are held by 13 individual shareholders
●	13,850,000 unlisted options exercisable at $0.11 on or before 14 December 2022, are held by 9 individual shareholders
●	700,000 unlisted options exercisable at $0.08 on or before 31 January 2023, are held by 1 individual shareholders

All options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

B.	Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares
	Number held	Percentage of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	523,867,497	48.28
LIFE BIOSCIENCES LLC	269,905,533	24.88
BAYWICK PROPRIETARY LIMITED <THE RETAIL DISCRETIONARY A/C>	14,165,000	1.31
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	8,041,588	0.74
CITOS SUPER PTY LTD <CITOS PTY LTD SF A/C>	5,000,000	0.46
DONATELLO NIZZI	4,678,362	0.43
MR JAMES V BABCOCK	3,980,263	0.37
CITICORP NOMINEES PTY LIMITED	3,705,746	0.34
THE ENTRUST GROUP INC <ROBERT DAVIDOW IRA A/C>	3,598,740	0.33
FAGAN HARRIS PTY LTD <FAGAN HARRIS SUPER FUND A/C>	3,249,715	0.30
MR CHRISTOPHER FERRIS	3,000,000	0.28
NRB DEVELOPMENTS PTY LTD	2,970,000	0.27
CAPUANO NOMINEES PTY LTD <THE HARTMAN INVESTMENT A/C>	2,750,000	0.25
ONE LUCKY OAK PTY LTD <OAKSHOTT FAM SUPER FUND A/C>	2,200,342	0.20
RENTUK SHORE PTY LTD	2,128,205	0.20
MR LUKASZ PIEPRZYK	2,022,681	0.19
MS PAMELA JOY BATES	2,000,000	0.18
MR MARK VICTOR GORDON + MISS LINDA JUNE GRACE GORDON <MARK GORDON R/F ACCOUNT>	2,000,000	0.18
MOUBRAY PTY LTD <ROBERT HALLAS SF A/C>	2,000,000	0.18
MR SHAUN ANTHONY NEILSEN	2,000,000	0.18
	863,263,672	79.55

Unquoted equity securities

There are no unquoted equity securities holding greater than 20%.

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Alterity Therapeutics Limited 2020 Annual Report

C.	Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

D.	Change of address, change of name and consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

E.	Annual report mailing

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.alteritytherapeutics.com. All shareholders will continue to receive all other shareholder information.

F.	Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

G.	CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

H.	Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

I.	Website

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

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